UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88580710

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,345,737*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,345,737*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,737*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

*      Includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,762

	6.	Shared Voting Power

	7.	Sole Dispositive Power 23,762

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,762

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,170

	6.	Shared Voting Power

	7.	Sole Dispositive Power 60,170

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,170

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 121,237*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 121,237*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,550,906

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 31,689 shares held in The Anderson Living Trust of which the reporting person is the trustee, 50,925 shares held by a retirement trust for the benefit of the reporting person and 38,623 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 134,640*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 134,640*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,564,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 57,526 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 54,073 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s  pecuniary interest in the trust and the partnership.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 176,848*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 176,848*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,606,517

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 69,599 shares held in The Younger Living Trust of which the reporting person is a trustee, 92,531 shares held by a retirement trust for the benefit of the reporting person and 14,718 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts. The reporting person disclaims beneficial ownership of the children’s shares.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 281,819*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 281,819*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,711,488

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 262,650 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 19,169 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,332*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 45,332*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,475,001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 1,499 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 24,084 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,332*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 45,332*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,475,001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 19,749 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest in the partnership.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,730*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 49,730*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,479,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 18,669 shares held in The White Family Trust of which the reporting person is a trustee and 31,061 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 65,968*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 65,968*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,495,637

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 60,449 shares held in Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 5,519 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,402*

	6.	Shared Voting Power 2,429,669**

	7.	Sole Dispositive Power 34,402*

	8.	Shared Dispositive Power 2,429,669**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,071

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

*      Includes 25,231 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**   Shares held by Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 88580710

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird and Sweet are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2006
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

EXHIBIT A TO SCHEDULE 13G - THRESHOLD PHARMACEUTICALS, INC.

Name of Originator	Aggregate Number of Shares Beneficially Owned				% of Total Shares
	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	2,345,737	Note 1			6.3%

Sutter Hill Entrepreneurs Fund (AI), L.P.	23,762				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	60,170				0.2%

David L. Anderson	121,237	Note 3			0.3%
			2,550,906	Note 2	6.8%

G. Leonard Baker, Jr.	134,640	Note 4			0.4%
			2,564,309	Note 2	6.9%

William H. Younger, Jr.	176,848	Note 5			0.5%
			2,606,517	Note 2	7.0%

Tench Coxe	281,819	Note 6			0.8%
			2,711,488	Note 2	7.3%

Gregory P. Sands	45,332	Note 7			0.1%
			2,475,001	Note 2	6.6%

James C. Gaither	45,332	Note 8			0.1%
			2,475,001	Note 2	6.6%

James N. White	49,730	Note 9			0.1%
			2,479,399	Note 2	6.7%

Jeffrey W. Bird	65,968	Note 10			0.2%
			2,495,637	Note 2	6.7%

David E. Sweet	34,402	Note 11			0.1%
			2,464,071	Note 2	6.6%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.

Note 2:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership (includes 5,862 shares held for the benefit of a retired Managing Director of the General Partner, which shares are to be distributed to the retired Managing Director pursuant to the applicable partnership agreement. Sutter Hill Ventures, A California Limited Partnership disclaims beneficial ownership of these 5,862 shares.), Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 3:  Includes 31,689 shares held in The Anderson Living Trust of which the reporting person is the trustee, 50,925 shares held by a retirement trust for the benefit of the reporting person and 38,623 shares held by Anvest, L.P. of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 4:  Includes 57,526 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 54,073 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 5:  Includes 69,599 shares held in The Younger Living Trust of which the reporting person is a trustee, 92,531 shares held by a retirement trust for the benefit of the reporting person and 14,718 shares owned by the children of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.  The reporting person disclaims beneficial ownership of the children’s shares.

Note 6:  Includes 262,650 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 19,169 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 7:  Includes 1,499 shares held in the Gregory P.  and Sarah J.D.  Sands Trust Agreement of which the reporting person is a trustee and 24,084 shares held in the Gregory P.  Sands Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 8:  Includes 19,749 shares held by Tallack Partners, L.P.  of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest in the partnership.

Note 9:  Includes 18,669 shares held in The White Family Trust of which the reporting person is a trustee and 31,061 shares held by a retirement trust for the benefit of the reporting person.   The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 10:  Includes 60,449 shares held in Jeffrey W.  and Christina R.  Bird Trust Agreement of which the reporting person is a trustee and 5,519 shares held by a retirement trust for the benefit of the reporting person.   The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 11:  Includes 25,231 shares held in a retirement trust for the benefit of the reporting person.   The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.